UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934
                               (Amendment No. 3)*


                               UTi Worldwide Inc.
                               ------------------
                                (Name of Issuer)


                     Ordinary shares, no par value per share
                     ---------------------------------------
                         (Title of Class of Securities)


                                    G87210103
                                    ---------
                                 (CUSIP Number)


                                Stephen D. Cooke
                      Paul, Hastings, Janofsky & Walker LLP
                        695 Town Center Drive, 17th Floor
                          Costa Mesa, California 92626
                                 (714) 668-6200
                          ----------------------------
                     (Name, Address and Telephone Number of
                      Person Authorized to Receive Notices
                               and Communications)


                                  July 29, 2005
                                -----------------
                      (Date of Event which Requires Filing
                               of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act") or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act.

                                  SCHEDULE 13D

-----------------------------                                -------------------
CUSIP No. G87210103                                           Page 2 of 7 Pages
---------- ---------------------------------------------------------------------
    1      NAME OF REPORTING PERSONS
           S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

               PTR Holdings Inc.
---------- ---------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a) |_|

                                                                  (b) |_|
---------- ---------------------------------------------------------------------
    3      SEC USE ONLY

---------- ---------------------------------------------------------------------

    4      SOURCE OF FUNDS
---------- ---------------------------------------------------------------------
    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED        |_|
           PURSUANT TO ITEMS 2(d) OR 2(e)
---------- ---------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION     British Virgin Islands

--------------------- -------- -------------------------------------------------

     NUMBER OF           7     SOLE VOTING POWER
       SHARES                      9,269,345(1)
    BENEFICIALLY      -------- -------------------------------------------------
      OWNED BY
        EACH             8     SHARED VOTING POWER
     REPORTING
       PERSON                      0(1)
        WITH          -------- -------------------------------------------------

                         9     SOLE DISPOSITIVE POWER
                                   11,853,846(2)
                      -------- -------------------------------------------------

                        10     SHARED DISPOSITIVE POWER

                                   0
---------- ---------------------------------------------------------------------

   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               11,853,846(2)
---------- ---------------------------------------------------------------------

   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN  |_|
           SHARES
---------- ---------------------------------------------------------------------

   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
               37.8% based on 31,396,968 ordinary shares outstanding as of
               June 30, 2005.
---------- ---------------------------------------------------------------------

   14      TYPE OF REPORTING PERSON

               CO
---------- ---------------------------------------------------------------------


____________________________________
(1) See description of voting agreements disclosed in Item 5 of Reporting Person's original Schedule 13D filed with the Securities and Exchange Commission on January 3, 2005 and the disclosure contained in Item 6 of Reporting Person's Amendment No. 2 to the Original Schedule 13D filed with the Securities and Exchange Commission on July 26, 2005.



(2) Includes 771,276 ordinary shares beneficially owned directly by PTR Holdings Inc., 1,813,225 ordinary shares beneficially owned directly by Union-Transport Holdings Inc. since PTR Holdings Inc. holds 56% of Union-Transport Holdings Inc., and 9,269,345 shares beneficially owned by United Service Technologies Limited ("Uniserv"), including shares held through two entities for the benefit of Uniserv.

                                  SCHEDULE 13D

-----------------------------                                -------------------
CUSIP No. G87210103                                           Page 3 of 7 Pages
---------- ---------------------------------------------------------------------
    1      NAME OF REPORTING PERSONS
           S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

               Union-Transport Holdings Inc.
---------- ---------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a) |_|

                                                                  (b) |_|
---------- ---------------------------------------------------------------------
    3      SEC USE ONLY

---------- ---------------------------------------------------------------------

    4      SOURCE OF FUNDS
---------- ---------------------------------------------------------------------
    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED        |_|
           PURSUANT TO ITEMS 2(d) OR 2(e)
---------- ---------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION     British Virgin Islands

--------------------- -------- -------------------------------------------------

     NUMBER OF           7     SOLE VOTING POWER
       SHARES                      0(1)
    BENEFICIALLY      -------- -------------------------------------------------
      OWNED BY
        EACH             8     SHARED VOTING POWER
     REPORTING
       PERSON                      0(1)
        WITH          -------- -------------------------------------------------

                         9     SOLE DISPOSITIVE POWER
                                   1,813,225
                      -------- -------------------------------------------------

                        10     SHARED DISPOSITIVE POWER

                                   0
---------- ---------------------------------------------------------------------

   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               1,813,225
---------- ---------------------------------------------------------------------

   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN  |_|
           SHARES
---------- ---------------------------------------------------------------------

   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
               5.8% based on 31,396,968 ordinary shares outstanding as of
               June 30, 2005.
---------- ---------------------------------------------------------------------

   14      TYPE OF REPORTING PERSON

               CO
---------- ---------------------------------------------------------------------


____________________________________
(1) See description of voting agreements disclosed in Item 5 of Reporting Person's original Schedule 13D filed with the Securities and Exchange Commission on January 3, 2005 and the disclosure contained in Item 6 of Reporting Person's Amendment No. 2 to the Original Schedule 13D filed with the Securities and Exchange Commission on July 26, 2005.

                                  SCHEDULE 13D

-----------------------------                                -------------------
CUSIP No. G87210103                                           Page 4 of 7 Pages
---------- ---------------------------------------------------------------------
    1      NAME OF REPORTING PERSONS
           S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

               United Service Technologies Limited
---------- ---------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a) |_|

                                                                  (b) |_|
---------- ---------------------------------------------------------------------
    3      SEC USE ONLY

---------- ---------------------------------------------------------------------

    4      SOURCE OF FUNDS
---------- ---------------------------------------------------------------------
    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED        |_|
           PURSUANT TO ITEMS 2(d) OR 2(e)
---------- ---------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION     British Virgin Islands

--------------------- -------- -------------------------------------------------

     NUMBER OF           7     SOLE VOTING POWER
       SHARES                      9,269,345
    BENEFICIALLY      -------- -------------------------------------------------
      OWNED BY
        EACH             8     SHARED VOTING POWER
     REPORTING
       PERSON                      0
        WITH          -------- -------------------------------------------------

                         9     SOLE DISPOSITIVE POWER
                                   9,269,345
                      -------- -------------------------------------------------

                        10     SHARED DISPOSITIVE POWER

                                   0
---------- ---------------------------------------------------------------------

   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               9,269,345
---------- ---------------------------------------------------------------------

   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN  |_|
           SHARES
---------- ---------------------------------------------------------------------

   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
               29.5% based on 31,396,968 ordinary shares outstanding as of
               June 30, 2005.
---------- ---------------------------------------------------------------------

   14      TYPE OF REPORTING PERSON

               CO
---------- ---------------------------------------------------------------------

                                  Schedule 13D
                                  ------------

        This Amendment No. 3 (this "Amendment No. 3") amends the original
Schedule 13D (the "Original Schedule 13D") filed with the Securities and Exchange Commission by each of PTR Holdings Inc. ("PTR"), Union-Transport Holdings Inc. ("UTH") and United Service Technologies Limited ("Uniserv") (each of PTR, UTH and Uniserv a "Reporting Person" and, collectively, the "Reporting Persons") on January 3, 2005, as amended by that certain Amendment No. 1 to
Schedule 13D filed with the Securities and Exchange Commission on April 26, 2005, and that certain Amendment No. 2 to Schedule 13D filed with the Securities and Exchange Commission on July 26, 2005.

Item 4.      Purpose of Transaction.
             ----------------------

        Pursuant to a previously disclosed written plan (the "Sales Plan") under Rule 10b5-1 under the Securities Exchange Act of 1934 (a copy of which Sales Plan was attached to Amendment No. 1 to the Original Schedule 13D as Exhibit 99.1), PTR made the sales of Ordinary Shares disclosed in Amendment No. 2 to the Original Schedule 13D and in Item 5(c) below. All of the sales contemplated by such Sales Plan were completed as of July 29, 2005.

Item 5.  Interest in Securities of the Issuer.
         ------------------------------------

               (a) and (b) The percentage of Ordinary Shares reported beneficially owned by the Reporting Persons is based upon 31,396,968 Ordinary Shares outstanding as of June 30, 2005 (the "Outstanding Ordinary Shares"). PTR may be deemed to be the beneficial owner of 11,853,846 Ordinary Shares, which shares represent approximately 37.8% of the Outstanding Ordinary Shares and include 771,276 Ordinary Shares beneficially owned directly by PTR, 1,813,225 Ordinary Shares beneficially owned directly by UTH and 9,269,345 Ordinary Shares beneficially beneficially owned by Uniserv, including shares held through two entities for the benefit of Uniserv. PTR is the owner of approximately 56% of the outstanding voting securities of UTH and is currently the sole shareholder of Uniserv. As a result, PTR may have indirect beneficial ownership with respect to the Ordinary Shares beneficially owned by UTH (but disclaims such beneficial ownership) and Uniserv, subject to certain of the agreements, contracts and understandings reported in Item 6 of the Original Schedule 13D. As of July 29, 2005, PTR was the direct beneficial owner of 771,276 Ordinary Shares, which shares represent approximately 2.5% of the Outstanding Ordinary Shares, and UTH was the direct beneficial owner of 1,813,225 Ordinary Shares, which shares represent approximately 5.8% of the Outstanding Ordinary Shares. Uniserv is the beneficial owner of 9,269,345 Ordinary Shares, which shares represent approximately 29.5% of the Outstanding Ordinary Shares.

               (c) During the 60 day period prior to the date of this Amendment No. 3, PTR sold 500,000 Ordinary Shares in open market transactions pursuant to the Sales Plan. The sale of 331,663 Ordinary Shares was previously reported in Amendment No. 2 to the Original Schedule 13D. Subsequent to July 22, 2005 (the last sale date reported in Amendment No. 2 to the Original Schedule 13D), the Reporting Person sold an aggregate of 168,337 Ordinary Shares as set forth in
Schedule I to this Amendment No. 3.

                                   SIGNATURES
                                   ----------



        After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct and agrees that this statement may be filed jointly with the other undersigned parties.

Dated:  August 4, 2005


                                        PTR HOLDINGS INC.



                                        By: /s/ Rory Kerr
                                           --------------------------------
                                        Name:  Rory Kerr
                                        Title: Director


                                        UNION-TRANSPORT HOLDINGS INC.



                                        By: /s/ Rory Kerr
                                           --------------------------------
                                        Name:  Rory Kerr
                                        Title: Director


                                        UNITED SERVICE TECHNOLOGIES LIMITED


                                        By: /s/ Edward Southey
                                           --------------------------------
                                        Name:   Edward Southey
                                        Title:  Director

                                   Schedule I
                                   ----------

            -------------------- ----------------- ----------------
                                     NUMBER             PRICE
               DATE OF SALE         OF SHARES       PER SHARE ($)
               ------------         ---------       -------------

            -------------------- ----------------- ----------------
               July 25, 2005            1,000           68.33
            -------------------- ----------------- ----------------
               July 25, 2005            1,000           68.35
            -------------------- ----------------- ----------------
               July 25, 2005            2,000           68.37
            -------------------- ----------------- ----------------
               July 25, 2005            1,000           68.39
            -------------------- ----------------- ----------------
               July 25, 2005            4,000           68.40
            -------------------- ----------------- ----------------
               July 25, 2005            1,000           68.41
            -------------------- ----------------- ----------------
               July 25, 2005              500           68.43
            -------------------- ----------------- ----------------
               July 25, 2005              400           68.44
            -------------------- ----------------- ----------------
               July 25, 2005            6,200           68.45
            -------------------- ----------------- ----------------
               July 25, 2005              100           68.46
            -------------------- ----------------- ----------------
               July 25, 2005              800           68.50
            -------------------- ----------------- ----------------
               July 25, 2005              100           68.53
            -------------------- ----------------- ----------------
               July 25, 2005              100           68.56
            -------------------- ----------------- ----------------
               July 26, 2005           23,946           68.40
            -------------------- ----------------- ----------------
               July 26, 2005            1,000           68.44
            -------------------- ----------------- ----------------
               July 26, 2005               54           68.45
            -------------------- ----------------- ----------------
               July 27, 2005            2,000           68.40
            -------------------- ----------------- ----------------
               July 27, 2005            3,500           68.50
            -------------------- ----------------- ----------------
               July 27, 2005            1,500           68.58
            -------------------- ----------------- ----------------
               July 27, 2005            5,000           68.60
            -------------------- ----------------- ----------------
               July 27, 2005            5,000           68.70
            -------------------- ----------------- ----------------
               July 27, 2005            5,000           68.80
            -------------------- ----------------- ----------------
               July 27, 2005            5,000           68.90
            -------------------- ----------------- ----------------
               July 27, 2005            5,000           69.00
            -------------------- ----------------- ----------------
               July 27, 2005            5,000           69.03
            -------------------- ----------------- ----------------
               July 27, 2005            5,000           69.30
            -------------------- ----------------- ----------------
               July 28, 2005           10,000           70.40
            -------------------- ----------------- ----------------
               July 28, 2005           10,000           70.65
            -------------------- ----------------- ----------------
               July 29, 2005            3,000           70.55
            -------------------- ----------------- ----------------
               July 29, 2005            2,000           70.65
            -------------------- ----------------- ----------------
               July 29, 2005              500           70.79
            -------------------- ----------------- ----------------
               July 29, 2005            1,500           70.80
            -------------------- ----------------- ----------------
               July 29, 2005           30,000           70.90
            -------------------- ----------------- ----------------
               July 29, 2005           26,137           71.00
            -------------------- ----------------- ----------------